

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 8, 2009

Mr. Gregory B. Maffei
Chief Executive Officer
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

Re: Liberty Media Corporation
       Preliminary Proxy Materials on Form PreM14A
       Filed on June 8, 2009
       File No. 1-33982

Dear Mr. Maffei:

We have reviewed your filing and have the following comments. Please amend the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Dear Stockholder Letter, page ii

1. Please significantly revise to shorten your Dear Stockholder letter, addressing here only the most significant points of the proposed transaction within the letter,

and leaving the more detailed disclosure to your Question and Answer and Summary sections of the proxy. While yours is admittedly a complicated series of possible transactions, the current level of detail, use of defined terms, length of sentences and paragraphs, may serve as a disincentive to investors to read the letter and become acquainted with the most material terms of the transactions, thereby potentially obviating the letter's purpose.

Notice of Special Meeting of Stockholders, page vi

2. Please advise us when Liberty Media and Liberty Entertainment, Inc. will enter into the reorganization agreement currently filed as a "Form Of" exhibit to the Form S-4/A filed by Liberty Entertainment, Inc.

3. We note proposal two as reproduced here, as well as in the sample proxy card filed as an exhibit both to your preliminary proxy materials, and as Exhibit 99.1 to the registration statement on Form S-4 filed by Liberty Entertainment, Inc. Please tell us in your response letter what consideration you have given to presenting the matters included in Proposal 2 as separate matters for shareholders to vote upon, particularly given that the split-off is a condition precedent to the merger, and will occur without regard to the failure of the DTV Business Combination to occur, as disclosed on page iii. Please refer to Rule 14a-4(a)(3). Likewise, please indicate on your proxy card which proposal(s) is or are related to or conditioned upon the approval of other matters, and how so, including that the approval of the transaction proposal is by means of seeking shareholder ratification, and not strictly speaking shareholder approval, of the proposal.

Questions and Answers, page 1

Why are the Malones receiving shares of high-vote Holdings common stock?, page 3

4. Please revise to include a separate Question and Answer addressing why the Malones only will receive high-vote Holdings common stock as opposed to all holders of LEI Series B common stock.

5. Please revise to include disclosure regarding the nature of the "certain limited consent rights" associated with the LEI Series B shares to be received by the Malones. Likewise, please revise to disclose that these provisions in conjunction with the high vote per share will tend to increase Mr. Malone's control of LEI.

6. We note that the Malones only will receive high-vote Holdings stock. Insofar as the shares in Holdings to be received by the LEI Series B shareholders other than Mr. Malone do not appear to have "substantially the same rights" as the equity securities being surrendered in the merger, and the LEI Series B stock will have been previously listed (if not traded) on the Nasdaq Global Select Market, please provide us with your analysis as to why this share exchange would not constitute

a going-private transaction subject to Rule 13e-3.

What stockholder vote is required to approve each of the proposals?, page 4

7. Please revise to indicate what percentage of the vote is already committed to voting in favor of the various proposals to be presented at the meeting of shareholders. We note disclosure on page 37 indicating that the holders of 36.5% of the aggregate voting power of the outstanding shares of Liberty Entertainment Stock will not be voted in connection with the transaction proposal, and disclosure on page 110 indicating that this same percentage will vote in favor of the redemption proposal.

Why is Liberty Media asking for only certain holders of Liberty Entertainment common stock to vote on the transaction proposal?, page 4

8. Please revise to clarify why there is doubt that shareholder approval of the transaction proposal would constitute ratification of the transactions contemplated by the transaction proposal. We note that you employ the word "should," as opposed to "will."

9. Given the significant impact that shareholder ratification could have upon stockholder litigation, please revise to include separate Q&A regarding shareholder approval/ratification possibly acting to extinguish claims and or influence the choice of judicial review or burden of proof more favorable to Liberty Media than might otherwise be the case.

What if the transaction proposal is not approved?, page 5

10. Please revise to clarify why Liberty Media and Liberty Entertainment, Inc. will not proceed with the transaction proposal in the absence of shareholder approval of it, given that such approval is not required by either the terms of Liberty Media's charter or by Delaware law.

Summary, page 8

DTV Business Combination, page 21

11. Please revise to clarify why the former LEI stockholders owning 53% of the outstanding Holdings common stock will control approximately 64% of the voting power of Holdings.

Reasons of the Liberty Media Board for the DTV Business Combination, page 27

12. In order to provide a balanced presentation, please revise as appropriate or
    confirm that you have included here the material risks associated with the
    proposed transactions that were considered by the Liberty Media board of
    directors, in addition to the final bullet point at the conclusion of this section,
    which is somewhat vague.

Opinion of Financial Advisor to the Liberty Media Board, page 28

13. Please revise to disclose the total fees that Goldman Sachs will receive, and
    specifically note that the fees that will be paid only if the transaction is
    successfully consummated, as referenced on page 100 of your registration
    statement. Please refer to Item 1015(b)(4) of Regulation M-A.

Conditions to Completion of the Merger, page 29

14. Please disclose the extent to which the conditions enumerated on pages 29-30 can
    be waived. In addition, please disclose whether it is Liberty's intent to resolicit
    stockholder approval of the merger if either party waives material conditions. We
    believe that resolicitation is generally required when companies waive material
    conditions to a merger, and such changes in the terms of the merger render the
    disclosure that you previously proved to shareholders materially misleading.

15. Because the tax consequences are material, a waiver of the condition that the
    parties receive favorable tax opinions and any related changes in the tax
    consequences to investors would constitute material changes to your prospectus
    requiring amendment and resolicitation. If the tax opinion condition is waivable,
    please confirm that Liberty Media will recirculate and resolicit if there is a
    material change in tax consequences and the condition is waived, or advise us
    why you believe it is not necessary to do so. Please note also our position that the
    executed tax opinions must still be filed prior to effectiveness, regardless of your
    undertaking to recirculate and resolicit.

Management of Holdings, page 33

16. Please revise to clarify, in plain English, the possibilities concerning the
    composition of the board of directors of DirecTV assuming the consummation of
    the merger.

Interests of Certain Persons, page 36

17. Please revise to briefly quantify in dollar terms, both on an individual and
    aggregate basis, the interests of certain officers and directors that may conflict
    with the interests of shareholders generally. Please similarly revise at "Interests of

Certain Persons" at page 117.

18. Please revise to clarify the merger's effect on any severance and employment agreements as they relate to your officers and directors.

19. Please revise to indicate how the options granted to Mr. Bennett were valued such that Liberty agreed to grant him options to acquire 500,000 shares of LMDIA, and a contingent right to future grants of LMDIA options.

Regulatory Matters, page 40

20. To the extent determinable, please indicate the time frame within which you can expect to receive the approvals of the FCC.

Risk Factors, page 43

At the closing of the Mergers, DirecTV may have to pay the Greenlady Debt in full., page 56

21. Please revise to quantify the extent to which DirecTV may be liable for the Greenlady Debt.

DirecTV has significant debt., page 66

22. Please revise to quantify the significant DirecTV debt referenced in this risk factor.

The Special Meeting, page 69

Solicitation of Proxies, page 71

23. We note that Liberty Media's employees may solicit proxies personally or by telephone. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Please confirm your understanding in your response letter.

Special Factors, page 72

Background of the DTV Business Combination, page 77

24. Please revise to indicate on page 79, paragraph two, how the 5% premium to the DirecTV shares owned by Liberty Media was derived. We note related disclosure concerning the "to-be-agreed premium related to LEI's DirecTV shares" on page 78.

25. Please revise the final paragraph on this page to indicate how the 7.2 million shares intended to compensate the Malone Group was arrived at. How was the yielding of the Group's 30% voting position at LEI valued?

26. Please revise the first full paragraph on page 83 to briefly outline the basis for DirecTV's objections to the Liberty Media conditions regarding a majority of the minority vote, and speed in pursuing the split-off, and how these two conditions came eventually to be acceptable to DirecTV.

27. Please revise paragraph one on page 85 to disclose how Mr. Malone's retention of an "attributable interest" in DirecTV allows the "existing trust arrangement" to remain in place such that Mr. Malone and the other officers of Liberty Media who were also directors of DirecTV would be able to serve on the board of Holdings.

28. Please revise page 86, paragraph three, to expand with greater specificity upon the discussions surrounding the appropriateness of the payment of a premium to Mr. Malone in any consolidating transaction between LEI and DirecTV, as well as the appropriateness of paying such a premium to non-Malone holders of LEI Series B common stock. In addition to their discussion of appropriateness, at what conclusions did the Board and Goldman Sachs arrive in this regard?

29. Please revise page 87, paragraph three, to explain why the board adopted the view that it would be impractical to negotiate restrictions with holders of Series B LEI common stock, other than the Malone Group.

30. Please revise page 87, paragraph four, to provide more details surrounding the board's consideration of the "proposed arrangements with Mr. Bennett." Among other aspects of the terms of the arrangement, please provide quantification of the "costs associated with the option grants, and the expected benefits of the DirecTV Business Combination." Further, please advise us how this grant of such a significant number of options was compatible with the provisions of the Liberty Media nonemployee director incentive plan, under which the grants were to be made.

Liberty Media's Reasons for the DTV Business Combination, page 90

31. Please revise or confirm that you have here included all material risks considered by the Liberty Media board of directors. The final bullet point in this section is vague regarding other possible negative aspects considered by the board.

Opinion of Financial Advisor to the Liberty Media Board, page 91

32. Please provide us with a copy of the Goldman Sachs engagement letter.

33. Please revise to provide quantified disclosure of the compensation that Goldman Sachs received for all services provided to Liberty Media and its affiliates during the past two years. Please refer to Item 1015(b)(4) of Regulation M-A.

34. Please provide us with any analyses, reports, presentation, or similar materials, including projections and board books, provided to or prepared by the advisors in connection with rendering the fairness opinion. We may have further comment upon receipt of these materials. We note, by way of example only, the reference on page 96 to estimates provided by the Institutional Brokers' Estimate System and other publicly available research analyst estimates of the future financial performance of DirecTV for the fiscal years of 2009 through 2011.

35. Please disclose any instructions or limitations the board provided to the advisor regarding the fairness opinion. Please refer to Item 1015(b)(6) of Regulation M-A.

36. Please note that the disclosure of financial forecasts prepared by management may be required if the forecasts were provided to third parties, including a third party's financial advisor. Accordingly, please disclose all material projections that Liberty Entertainment provided to DirecTV and/or its financial advisor, and that DirecTV gave to Liberty Entertainment and/or its financial advisor, or advise us why they are not material. We note, for example, the RSN and GSN forecasts referenced on page 96. Also, disclose the bases for and the nature of the material assumptions underlying the projections.

Analysis of DirecTV, page 96
Discounted Cash Flow Analysis, page 96

37. Please revise to indicate how Goldman Sachs chose perpetuity growth rates ranging from 0.5% to 2.5% and discount rates ranging from 8% to 10% when performing its discounted cash flow analysis of DirecTV, as well as the growth rates and discount rates referred to on page 97 where you discuss the discounted cash flow analysis of the RSN subsidiaries. Likewise, under "Analysis of RSN Subsidiaries and GSN," on pages 96-97, please revise to indicate on what basis Goldman Sachs chose the companies for which it calculated 2009 and 2010 estimated EBITDA.

Present Value of Future Stock Price Analysis, page 96

38. Please revise to provide an explanation more readily understandable to the average investor regarding the financial analysis here disclosed and discussed, such that the investor can better understand what Goldman Sachs did, and how the analysis and conclusion are relevant to stockholders and to the consideration they will receive pursuant to the merger. The introductory sentence is extremely dense and relies on sophisticated technical and financial terms that need better explanation and/or contextualization, such that an investor can understand the significance of an analysis that indicates the "illustrative present value of the theoretical future value of DirecTV's equity as a function of its estimated future EBITDA and its assumed enterprise value to future EBITDA multiple." When you revise, please also indicate how the EBITDA multiples and discount rates employed by Goldman Sachs were chosen.

Accounting Treatment, page 110

39. We note that holders of LEI Series B common stock and LEI Series B options, other than the Malone Group, will receive shares of Holdings Class A common stock in the LEI merger. We also note that the Malone Group will exchange its shares of LEI Series B common stock for shares of Holdings Class B common stock. It appears that Holdings Class B common stockholders' rights significantly differ from Holdings Class A common stockholders' rights. Further we note that Robert Bennett's LEI Class B options will be converted to Holdings Class A options and that he will receive additional options to purchase 500,000 shares of LMDIA in consideration for certain limitations and restrictions.

It appears to us that the split off, the merger, and related agreements should be viewed as a single transaction. Tell us your consideration of the Malone Agreement exchange and the Bennett Agreement conversion and option grant in reaching your conclusion that the split-off is a pro rata distribution to the holders of Liberty Entertainment common stock that should be accounted for at historical cost.

DTV Business Combination, page 113

Legal Proceedings Regarding the DTV Business Combination, page 121

40. Please revise to indicate the date or dates upon which the legal proceedings you have disclosed were instituted.

Merger Agreement, page 128

41. We note the disclaimer at the conclusion of introductory paragraph two to the Merger Agreement that stockholders "should not rely on the covenants in the

Merger Agreement as actual limitations on the respective businesses of Liberty
Media, LEI and DirecTV." Please expand upon this disclaimer to explain what
you mean when you refer to "the covenants," and to more fully disclose why you
believe that shareholders are not permitted to rely upon them. Among other
things, please explain what actions either party could take pursuant to confidential
disclosures that would render the covenants unreliable.

Material U.S. Federal Income Tax Consequences, page 182

42. We note that your introductory paragraph does not appear to confirm that the
opinion that follows constitutes the opinion of Skadden, Arps, Slate, Meagher &
Flom LLP with respect to the merger to which DirecTV is a party. Please revise to
confirm that the merger to which DirecTV is a party comprises part of the "LEI
Transactions," (as suggested within the Form of Opinion of Skadden, Arps filed
as Exhibit 8.1 to the registration statement of Liberty Entertainment, Inc. on Form
S-4) or advise us why your statement regarding Skadden's opinion does not
encompass this material tax consequence of the series of transactions described in
your proxy statement.

Unaudited Comparative Per Share Information, page 199

43. Provide equivalent per share data for LMC Entertainment in accordance with Item
3 (f) of Form S-4.

44. Tell us why you do not include pro forma per share data for Holdings Class A and
Class B shares.

LMC Entertainment financial statements

45. It would appear you need to recast your financial statements for the impact of the
adoption of SFAS 160.

46. Tell us why you do not disclose earnings per share for each class of common
stock.

Liberty Media Corp financial statements as incorporated by reference

47. It would appear you need to file a Form 8-K to include restating financials
statements to reflect the impact of the adoption of SFAS 160.

Form S-4/A filed by Liberty Entertainment, Inc.

48. Please revise your registration statement to comply with the above comments.

49. We note that Liberty Entertainment includes a legend referring to the safe harbor for forward-looking statements in several of its Rule 425 communications, including that filed on June 29, 2009. We remind you that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which includes Liberty Entertainment's registration of securities on Form S-4. In future Rule 425 communications, please refrain from referring to the safe harbor, or make clear that the safe harbor does not apply to you.

Exhibit 8.1, Form of Opinion of Skadden, Arps

50. Please revise the second sentence in the second to the last paragraph to clarify that shareholders who receive the proxy statement in connection with the special meeting are entitled to rely upon the tax opinion.

* * * * *

As appropriate, please revise your preliminary proxy materials in response to these comments. You may wish to provide us with marked copies of the revised proxy statement to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Monsour, Accountant, at (202) 551-3360 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or me at (202) 551-3257 with any other questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief

cc: Renee L. Wilm, Esq.
       via facsimile, 212-259-2503